December 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

 Liz Packerbusch

Re: Starfighters Space, Inc.

 Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

 Filed December 2, 2025

 File No. 024-12488

Dear Mr. Purcell and Ms. Packerbusch,

Starfighters Space, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A to become qualified at 9:00 a.m. Eastern Time on December 10, 2025, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Michael Shannon at (604) 893-7638 or email: Michael.shannon@mcmillan.ca.  Thank you for your assistance and cooperation.

Very truly yours,

STARFIGHTERS SPACE, INC.

By: /s/ David Whitney__________

Name: David Whitney

Title: Chief Financial Officer